GE Capital

                              GE CAPITAL COMMERCIAL FUNDING
                              101 SOUTH MAIN STREET, SUITE 402
                              HIGH POINT, NC 27260
                              336 889-7272, FAX 335 889-2020

                                November 21, 1999

Mark Antonucci, CEO
Method Products Corporation
1301 W. Copans Road
Suite F-1
Pompano Beach, FL 33064

Dear Mr. Antonucci:

In accordance with the information previously provided, GE Capital Commercial Funding, Inc. ("CF) is pleased to confirm its interest in arranging a credit facility (the "Facility") as set forth below. Please understand that this letter is simply an indication of interest and does not constitute a commitment nor an offer from General Electric Capital Corporation ("Lender") to enter into a binding contract nor an undertaking to provide financing.

                         SUMMARY OF PROPOSED TERMS

BORROWER             Method Products Corporation, a Florida operating company
                     ("Borrower")

AMOUNT OF FACILITY   Up to $600,000.00

LENDING FORMULA      Up to 85% on Borrower's eligible accounts. GE Capital would retain the right from time to time to establish advance rates, standards of eligibility and reserves against availability (including reserves for increased dilution.

USEOF PROCEEDS       For working capital purposes, refinancing existing
                     working capital indebtedness owing to NationsBank and trade payables over 60 days past due and other corporate purposes to be determined.

INTEREST Prime Rate plus (2%). The Prime Rate would be defined as the latest month-end published rate which normally appears In the "Money Rates" column of the Wall Street Journal. The applicable Prime Rate for the month in which the initial loan is made shall be the Prime Rate in effect on the last day of the previous month and the applicable Prime Rate for each month thereafter shall the Prime Rate in EFFECT ON the last day of the preceding calendar month. All interest expense would be payable monthly in arrears calculated on the basis of a 360 day year and actual days elapsed.

                     A minimum monthly INTEREST COMPONENT WILL be charged equal to $4,375.00 and is subject to change according to flucruations in the Prime Rate. Collections would be credited four (4) business days following Lender's receipt of good funds.

DEFAULT RATES        Default interest at two percent (2%) above the rate
FEES                 otherwise applicable.  Closing Fee of $6,000.00 payable at closing.

                     Unused Facility Fee equal to one half percent ().05%) per annum (calculated on the basis of a 360-day year and actual days elapsed) on the average unused daily balance of the Credit Facility, payable monthiy in arrears.



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EXPENSES

Regardless of whether the Facility is approved or closes, Borrower agrees to pay upon demand to CF all out-of-pocket expenses (including all legal, and other consultant costs and fees and expenses) incurred in connection with this proposal letter and the Facility and a field examination fee of $600 per person per diem, plus actual out-of-pocket expenses in connection with the conduct of CF's field audit (collectively, the "Expenses").

DEPOSIT

Upon acceptance of this letter, Borrower will provide an initial underwriting deposit of $3,000.00 (the "Initial Underwriting Deposit'), against which will be charged the Expenses. CF may request additional underwriting deposits (such additional underwriting deposits, together with the Initial Underwriting Deposit the 'Underwriting Deposif) -against which will be charged any additional expenses in the event the Initial Underwriting Deposit has been fully utilized to cover expenses, Any unused balance of the Underwriting Deposit will be:

a) Credited to the loan account of Borrower If the Facility is approved and closes; or

b) Returned to Borrower if the credit approval for the Facility is not obtained by Lenderl by reason of circumstances other than those set forth in clause (d) below; or

c) Retained by Lender if credit approval is obtained for the Facility and the Faclliy does not close within forty-five (45) days from the date of such approval, whether as a result of the Borrower's election for any reason not to do business with Lender or a failure to fulfill any of the conditions of the proposed Facility as approved by Lender, or

d) Retained by Lender as a fee If at any time during the credit review process Borrower intentionally misleads Lender or fails to disclose material infiormation or elects to remain with its existing Lender or obtains a credit facility from another source or otherwise terminates Lender's efforts as described herein.

The preceding summary of proposed terms and conditions is not intended to be all-inclusive. Any terms and conditions Which are not specifically addressed above would be SUBJECT TO future negotiations. This letter supersedes any and all discussions and understandings, written or oral, between or among CF. Lender or their affiliates.

CONFIDENTIALITY

Except as required by law, neither this letter nor its contents will be disclosed by the Borrower publicly or privately except to those individuals who are the Borrower's officers, employees or advisors who have a need to know as a result of being involved in the Credit Facility and then only on the condition. that such matters may not, be further disclosed. No one shall, except as required by law, use the name of, or refer to, CF, Lender or any of their affiliates in any correspondence, discussions, advertisement or disclosure made in connection with the Facility without the prior consent of CF or Lender.


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INDEMNITY

Regardless of whether the Facility is approved or closes, Borrower agrees to Indemnify and hold CF and Lender, their affiliates and the directors, officers, employees, and representatives of any of them, harmless from and against all claims, expenses (including, but not limited to, attomeys' fees), damages, and liabilities of any kind which may be incurred by, or asserted against, any such person in connection with, or arising out of, this proposal letter, the Facility, any other related financing, documentation, dispute's or environmental liabilities, or any related investigation, litigation, or proceeding. Under no circumstances shall CF, Lender or any of their affiliates be liable for any punitive, exemplary, consequential or indirect damages which may be alleged to result in connection with this letter, or the Facility or any other financing.

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                     Collateral Monitoring Fee of $12,600.00 per annum, payable monthly in twelve equal installments beginning the last of the month of the closing date and on each anniversary thereof.

                     Field Examination Fee of $750 per person per diem plus out of pocket expenses in connection with the conduct of our initial and ongoing field examinations.

TERM AND TERMINATION One (1) year with an automatic renewal annually thereafter unless earlier terminated (a) by GE Capital at any time upon sixty (60) days written notice or without notice upon default or (b) by the Borrower at any time upon sixty (60) days written notice and the Payment of the Early Termination Fee. Early Termination Fee equal to the amount of the Facility times two percent ( 2 %) within the first year or any renewal year. If terminationoccurs at the end of the original one year term or any annual renewal, no such early termination fee is payable.

SECURITY Fully perfected first priority lien and security, interest in all existing and hereafter-acquired assets of Borrower.

GUARANTOR            Mark Weitsman, Michael Beaubien and Mark Antonucci would
                     provide payment guarantees.

FINANCIAL REPORTING  Monthly: Internally prepared financial statements.

                     Yearly: Audited financial statements (including any management letter) prepared by an accounting firm acceptable to Lender, as well as an annual approved operating plan Including monthly cash flow projections and excess borrowing availability for the following. year.

                     AS REQUIRED: Borrowing Base Certificate, collateral reports, and such other information and reports requested by and acceptable to Lender.

OTHER TERMS AND CONOITIONS (All to be acceptable to Lender)

- Cash Management System, including the establishment of lockbox account arrangements with daily sweeps of cash to Lender.
- Satisfactory completion of all business, environmental and legal due diligence and Lendees Internal approval process (including collateral audit).
- Commercially reasonable insurance protection for the Borrower's industry. size and risk and the collateral protection with Lender named as loss payee (property / casualty) and additional Insured Liability); and non-renewal/cancellation/amendment riders to provide 30 days advance notice to Lender.
- General and collateral releases from prior lenders; customary corporate and estoppel certificates; landlord/mortgagee/ bailee waivers/, and consignment or similar filings.
- Limitations on commercial transactions, management agreements' service agreements, and borrowing transactions between Borrower and its officers, directors, employees and affiliates.
- Limitations on, or prohibitions of, cash dividends, other distributions to equity holders, payments in respect of subordinated debt payment of management fees to affiliates and redemption common or preferred stock. . Prohibition of a direct or indirect change in control of Borrower. Acceptable final documentation. satisfactory completion of a GE Capital "Year 2000 Customer Survey" prior to closing.
-    Governing law: North Carolina
- Financial covenants to include without limitation a fixed charge coverage ratio and maximum capital expenditures limitation. . Clean up of all accounts payable in excess of 60 days beyond terms at closing.

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                     So that we may begin our due diligence and field audit
                     please sign and return this letter, along with your Initial Underwriting Deposit before November 19, 1999.

                                          Sincerely,

                                          GE CAPITAL COMMERCIAL FUNDING, INC.
                                           By:    Doug Misner
                                           TITLE: VICE PRESIDENT

                  AGREED AND ACCEPTED THIS 22 day of November, 1999

                   METHOD PRODUCTS CORP.

                   Name:  Mark Antonucci
                   Title:  CEO